

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2015

Via E-mail
Mr. Edward Fitzpatrick
Chief Financial Officer
Genpact Limited
1155 Avenue of the Americas, 4th Floor
New York, NY 10036

> **Re: Genpact Limited**
> **Form 10-K for the year ended December 31, 2014**
> **Filed on February 27, 2015**
> **File No. 001-33626**

Dear Mr. Fitzpatrick:

We have reviewed your April 24, 2015 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 14, 2015 letter.

Form 10-K for the year ended December 31, 2014

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39

Bookings, page 47

1) We note your response to our prior comment one. In future filings, please specifically identify new bookings as an operating or other statistical measure. Additionally, to the extent material, please disclose the reasons for the change in new bookings for the periods presented.

You may contact Shannon Sobotka at (202) 551-3856 or the undersigned at (202) 551-3629 if you
have questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief